UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   August 2006            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated August 14, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: August 14, 2006	By: /s/ Bruce Winfield Bruce Winfield President and CEO

PORTAL INTERSECTS 400 METERS OF 1-5 % DISSEMINATED GALENA-SPHALERITE-PYRITE-CHALCOPYRITE SULPHIDES AT EL REFUGIO PORPHYRY TARGET

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce that it has completed a program of reverse circulation drilling at the El Refugio Porphyry anomaly on the Arroyo Verde property in Chubut province, Patagonia, Argentina.

The 155 square mile property hosts both epithermal gold-silver vein mineralization in a rhyolite dome setting as well as molybdenum-lead-zinc-copper mineralization in a porphyry setting.

Four reverse circulation drill holes averaging 400 meters in depth were drilled on 750 to 1500 meter step outs north, east and west from hole PO 54 which averaged 0.22 % zinc, 0.029 % molybdenite, and 340 ppm copper from 214-306 meters (92 meters) in a siliceous propylitic altered rhyodacite intrusive unit.

Holes PO 90 and PO-91 drilled 750 meters and 1500 meters north respectively of PO-54 were the best mineralized and intersected galena-sphalerite-pyrite and chalcopyrite as disseminations and veinlets from surface to a depth of 400 meters with a sulphide content ranging from 1-5%. Mineralization is associated with an upper quartz-kaolinite (argillic) altered rhyolite ignimbrite (0-164 and 0 to 230 meters in PO-90 and PO-91 respectively), and an underlying quartz-chlorite-magnetite (propylitic) altered rhyodacite intrusive to the end of the holes (163 to 370 meters and 240 to 400 meters in PO-90 and PO-91 respectively). These mineralized zones are modeled as the outer propylitic and argillic alteration shells of a large porphyry system measuring 3 kilometers by four kilometers. Mineralization appears to increase in the northernmost hole PO-91 and is open to the north to the outer rim of the porphyry system as defined by a geophysical Induced Polarization anomaly with strong chargeability, an estimated distance of 1500 meters. Sulphide and magnetite mineralization as disseminations and veinlets also appears to increase with depth as well as intensity of silicification.

Portal Resources is encouraged by the extensive zones of alteration and disseminated lead-zinc-copper mineralization encountered in holes PO-90 and PO-91 from surface to a depth of 400 meters as they appear associated with a very large porphyry system with a significant outer base metal component. All samples have been submitted for assay and results are expected in 2-3 weeks.

Sampling procedure at Arroyo Verde is to prepare two splits from the reverse circulation cuttings at the drill pad, which are sealed and stored at the project site in a secure location. One is retained for reference and the other collected from the site by Alex Stewart Argentina S.A., a subsidiary of the international laboratory Alex Stewart (Assayers) Limited and transported to their laboratory in Mendoza for analysis. Samples are analyzed by fire assay for gold and silver and ICP for trace elements. All work on the project is under the direction of Mr. Gary Nordin, P.Geo. the designated Qualified Person for the project.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.